Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF OCTOBER 30, 2015

DATE, TIME AND PLACE: On October 30, 2015 at 7:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso PM, room 1, in the city and state of São Paulo.

CHAIR: Iran Siqueira Lima.

QUORUM: All effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following examination of the Company’s account statements for the period from January to September 2015, the Councilors resolved to draft the following opinion:

“After proceeding to examine the Financial Statements for the period from January to September 2015, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A.  have verified the exactness of all the elements examined and in view of the unqualified report from PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately  reflect the capital structure, financial position and activities performed by the company during the period”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read approved and signed by all. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

São Paulo (SP), October 30, 2015.

MARCELO KOPEL
Investor Relations Officer